**Military • Aerospace • Industrial • Communications • Medical**


IEC
electronics
Absolutely, Positively, Perfect and On-Time(sm)

# 2008
# Annual Report

# FINANCIAL HIGHLIGHTS



| YEARS ENDED | 30-Sep-08 | 30-Sep-07 | 30-Sep-06 |
|---|---|---|---|
| **Total Revenue** | **51,092** | **40,914** | **22,620** |
| Cost of Revenue | 44,875 | 37,037 | 19,867 |
| **Gross Profit** | **6,217** | **3,877** | **2,753** |
| Operating Expenses: | | | |
| Selling General and Administrative | 3,825 | 2,892 | 2,155 |
| **Operating Income** | **2,392** | **985** | **598** |
| Total Other Income/Expenses Net | (306) | (42) | (5) |
| **Earnings Before Interest And Taxes** | 2,086 | 943 | 593 |
| Interest Expense | 452 | 440 | 378 |
| **Income Before Tax** | 1,634 | 503 | 215 |
| Income Tax Expense | (8,843) | (372) | - |
| **Net Income** | **10,477** | **875** | **215** |

## Business

IEC Electronics Corp. is a premier provider of electronic manufacturing services to advanced technology companies. We specialize in the custom manufacture of high reliability, complex circuit cards, system level assemblies and a wide array of custom cable/wire harness assemblies. We excel where quality is paramount and where low to medium volume, high mix production is the norm. We utilize state-of-the art, automated manufacturing and reliability testing equipment and have created a "high intensity response culture" to react to our customer's ever-changing needs. As a true extension of our customer's operation, we have applied industry leading Six Sigma and Lean Manufacturing principles to eliminate waste and lower our customer's total cost of ownership. While many EMS services are viewed as a commodity, we have truly set ourselves apart through an uncommon mix of unique features including...

- A world class Technology Center that combines a dedicated prototype manufacturing center with an on-site Materials Analysis Lab for the seamless introduction of complex electronics
- A sophisticated Lean/Sigma continuous improvement program supported by four certified Six Sigma Blackbelts delivering best-in-class results
- Industry-leading Web Portal providing real-time access to a wide array of critical customer data
- In-house custom functional test development to support complex system-level assembly, test, troubleshoot and end-order fulfillment

IEC Electronics Corp. provides electronics manufacturing services to original equipment manufacturers (OEMs). We focus on customers developing complex, advanced technology products for a wide array of market sectors including telecommunications and wireless communication systems, test diagnostic equipment, military and defense systems, transportation products, and medical instrumentation..

IEC *specializes in complex and challenging electronics manufacturing.* Our capabilities include high-tech services such as automated optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 1.010 inches. We also have experience with lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing, and embedded passives.

Our broad based manufacturing services feature leading edge design and assembly technology and provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test equipment support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our executive offices are located at 105 Norton Street, Newark, New York 14513. Our telephone number is (315)331-7742, and our Internet address is www.iec-electronics.com. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

IEC is a world-class ISO 9001-2000 and AS9100 certified company. The AS9100 standard certification enables IEC to service the military and commercial aerospace markets. We are ITAR registered and NSA approved under the COMSEC standard. Our manufacturing processes encompass the best aspects of Lean Manufacturing and Six Sigma Principles. Many customers consider these certifications crucial when qualifying an EMS provider. Our state-of-the-art Technology Center includes pilot build, prototype assembly, design engineering services, and an Advanced Materials Technology Laboratory.

We continually evaluate emerging technology and maintain a technology road map to ensure relevant processes are available to our customers when commercial and design factors so indicate. The current generation of interconnection technologies includes chip scale packaging and ball grid array (BGA) assembly techniques. We have placed millions of plastic and ceramic BGA's since 1994. Future advances will be directed by our Technology Center, which combines Prototype and Pilot Build Services with the capabilities of our Advanced Materials Technology Laboratory, and is supported by our Design Engineering Group.

# Chairman's Letter

Dear Shareholder,

I am pleased to report that during the last twelve months your Company has experienced a number of very positive developments. This letter discusses those developments and how we see the future during this very turbulent economic period.

Last year we introduced you to our vision, "Absolutely, Positively Perfect and On Time(sm)", a simple pledge that has driven an uncompromising focus on satisfying our customers. Virtually all of our investment decisions, whether in personnel or equipment, were directed toward improving our quality and delivery.

At the end of May, with the help of M&T Bank, we refinanced the Company and acquired Val-U-Tech Corporation. Val-U-Tech is a cable harness manufacturer whose products serve the same market segments as IEC: military, aerospace, medical and industrial. In addition to the newly acquired Val-U-Tech customers, we added eight new printed circuit board and assembly accounts in Newark, N.Y., three of whom are in the aerospace sector, two in the military sector, two in the industrial sector, and the eighth in the medical sector.

So how do our recent accomplishments translate into shareholder value and a stronger Company? Fiscal years 2008 and 2007 were both very good years. Our sales, earnings and backlog have all grown dramatically Fiscal 2008 sales grew 25% over fiscal 2007 to $51.1 million, Fiscal 2007 grew to $40.9 million or 81% over 2006. For the third year in a row our operating earnings more than doubled ($1,010,000 fiscal 2007 to $2,393,000 fiscal 2008). Just as important, fiscal 2008 operating earnings, as a percent of sales, increased from 2.5% to 4.7%, and year-end backlog grew to $40.5 million. This does not include $3.4 million of forecasted revenue from customers who authorized us to put long lead items on order. This compares to fiscal 2007 year-end backlog of $22.3 million which did not include $5.3 million of forecasted revenue from similarly authorized long lead items.

The prevailing financial turbulence has made us especially vigilant and we continuously assess and reassess our customers' and suppliers' financial condition and the prospects for their end markets. Most are doing quite well. Where they are not, we have taken appropriate action. In fiscal 2009 we believe we will continue to enjoy a significant rate of sales and earnings growth which should eventually translate to greater shareholder value under more normal market conditions.

As you will note from the accompanying proxy statement, we are seeking your approval to execute a one, up to four, reverse split to position the Company to apply for listing on the NASDAQ Capital Market. We believe we meet all of its listing requirements but for the $4.00 per share minimum bid price. We feel that a NASDAQ listing will help attract a broader range of investors and will be in the long term interest of you, our shareholders.

One last important note, our longtime colleague, Justin L. Vigdor, is not standing for re-election to the board this coming year. He has been associated with IEC from its inception, 42 years ago, as both the Company's attorney and a member of the Board. His support to me personally and to the Company has been invaluable. He will be missed. On behalf of the management team and the entire Board we say a heartfelt "Thank You, Justin" for all you have done.

In conclusion, we like what we see for the future. I thank our splendid team for its efforts and you, our shareholders, for your continued confidence and support.

W. Barry Gilbert
Chairman, IEC Electronics Corp.

## MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10-K for the fiscal year ending September 30, 2008.

Overview

During 2004, we refocused our sales efforts on high technology products that are less likely to migrate to offshore suppliers due to proprietary technology content, governmental restriction or volume considerations. Since then we have continued to expand our business adding new customers and new markets. Our customer base is stronger and more diverse than ever. We continue to expand in areas we view as important for our continued growth. IEC is ISO-9001:2000 registered, and an NSA approved supplier under the COMSEC standard. Both IEC and Val-U-Tech, our newly acquired cable harness and interconnect business, are AS9100 certified to service the military and commercial aerospace market sector. We have identified and gained entry into advantageous markets by leveraging our ability to provide products of the highest quality and reliability, including significantly complex, low-run volume assemblies. Currently, the markets we serve include military, governmental agencies, aerospace, communications, medical, computing and a variety of industrial sectors. Our backlog of business has grown significantly and we enter fiscal 2009 with $40.5 million in backlog plus customer forecasts for an additional $3.4 million. We continue to improve our internal bench strength and skills, our reliability testing capabilities and our machinery and equipment infrastructure to optimize production performance and effectively manage the steady growth in volume and complexity that we are experiencing. Despite the recessionary outlook for the economy, based upon cautiously optimistic comments from our customers in the military and aerospace sectors, we expect continued growth in both revenue and profitability throughout fiscal 2009.

Analysis of Operations

Sales (dollars in millions)

| For Year Ended September 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net sales | $ 51.1 | $ 40.9 | $ 22.6 |

IEC's revenue has grown 25% over 2007 and 126% over the sales achieved in 2006. This significant growth has been fueled by the expansion and diversification discussed above, as well as by the recent strategic acquisition of our Val-U-Tech cable and interconnect business. The most significant revenue growth in recent years has occurred for IEC in the military and industrial market sectors.

Gross Profit (dollars in thousands and as a % of Net Sales)

| For Year Ended September 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Gross profit | $ 6,217 | $ 3,877 | $ 2,753 |
| Gross profit percent | 12.2% | 9.5% | 12.2% |

Gross profit as a percentage of sales was significantly improved over 2007. The improvement of 2.7 percentage points of gross margin at a materially higher revenue level further demonstrates that IEC is a strong company showing tangible, bottom line results on sales growth. This improvement in gross margin was expected and was discussed in the 2007 year end SEC filing. In fiscal 2007 IEC endured a transition from low volume prototype work to new programs with larger production volumes. The associated learning curves for new employees and for new products affected our efficiency and therefore our profitability. In fiscal 2008 labor efficiency improved through effective training of production employees, investments in capital equipment that served to modernize some processes, and through further implementation of continuous improvement and lean manufacturing principles. Our workforce has expanded in size and in capability. Because of our execution, our customers have rewarded us with ongoing programs and additional business. The ongoing programs have become a stable core of our operation. IEC expects this drive for increased productivity to result in additional future improvements in gross margin going forward. A further improvement to our gross margin was realized as a result of acquiring the Val-U-Tech interconnect business.

Selling and Administrative Expense (dollars in thousands and as a % of Net Sales)

| For Year Ended September 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Selling and administrative expense | $ 3,825 | $ 2,892 | $ 2,155 |
| Selling and administrative expense percent | 7.5% | 7.1% | 9.5% |

Selling and administrative expenses as a percentage of sales increased slightly to 7.5% in fiscal 2008 compared to 7.1% in fiscal 2007. However, at 7.5%, Selling and Administrative expenses remain significantly below the 9.5% experienced in 2006. In total dollars, the spending has increased over the three year period albeit at a slower rate than the increase in sales. The increased spending in Selling and Administrative was $0.9 million from fiscal 2007 to fiscal 2008 inclusive of $0.3 million of Selling and Administrative expense absorbed through the acquisition of Val-U-Tech. The remaining increase in spending of $0.6 million is largely the result of costs incurred to strengthen our Sales and Marketing team, our Finance department and our Information Systems and Technology group. Additionally, we added cost in 2008 for an investor relations resource.

Other Income and Expense (dollars in millions)

| For Year Ended September 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest and financing expense | $ 0.5 | $ 0.4 | $ 0.4 |
| Other (income)/expense | $ 0.3 | $ - | $ - |

Interest and financing expense increased slightly from $440,000 in 2007 to $452,000 in 2008. IEC assumed additional debt at the end of May, 2008 to fund the acquisition of Val-U-Tech but concurrently benefited from lower interest rates. The M&T Bank credit facility is more advantageous than our agreement with our previous senior lender. Additionally, the prime rate continued to decline throughout fiscal 2008. The average month end debt balance during fiscal 2008 was $ 6.1 million. Our average month end debt balance during fiscal 2007 was $ 2.9 million.

We had "Other expense" of $0.3 million during fiscal 2008 versus no material "other expenses" in recent years. This was primarily attributable to legal and settlement costs related to the GE litigation which had continued for the six previous years(See financial statement note #9). Additionally, there was a termination fee associated with exiting the credit agreement with our previous senior lender.

Income Taxes (dollars in thousands)

| For Year Ended September 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Effective tax (benefit) | $ (8,843) | $ (372) | - |

Our 2008 tax benefit included an $8,883,274 reversal of the valuation allowance against our deferred tax asset, and a $40,000 provision for current taxes due. The reversal of the valuation allowance was based on management's belief that this portion of the deferred tax asset will be realized. We continue to maintain a $3.3 million valuation allowance against our net deferred tax assets, which are comprised primarily of NY State investment tax credits.

Our 2007 tax benefit included a $390,000 reversal of the valuation allowance against our deferred tax asset, and an $18,000 provision for current taxes due. At that time we had a $19 million valuation allowance against our net deferred tax assets. Further detailed discussion of the deferred tax asset and valuation allowance appears later in this filing. (See financial statement note #5)

Liquidity and Capital Resources

Cash Flow provided by (used in) operating activities was $0.1 million for the fiscal year ended September 30, 2008 compared to $3.1 million for fiscal 2007. A principal reason for this variance of ($3.0) million versus prior year is related to working capital changes associated with our company's expansion. Exceptionally strong achievement in fourth quarter 2008 shipments resulted in increased year end receivables and therefore a use of cash of ($2.5) million, a variance versus prior year of ($1.3) million. Additionally, the increased shipment volume and overall continued growth of IEC's business drove an increase ($0.6) million in cash invested in inventory, a variance of ($2.4) million versus prior year. The increase in year end payables is consistent with the increased inventory at year end and was a source of $0.8 million in cash, a variance of ($0.3) versus prior year. Offsetting these variances to prior year and consistent with the growth IEC is experiencing, our source of cash from earnings increased by $1.0 million versus prior year.

Cash Flow provided by (used in) investing activities was ($4.4) million for the fiscal year end versus ($0.8) million for fiscal 2007. As defined in detail in the acquisition section of this filing (See financial statement note #3), IEC invested cash of ($5.5) million as part of the purchase of its wholly owned subsidiary Val-U-Tech. During fiscal 2008 we invested ($1.4) million in new production equipment to improve efficiency and capacity. This investment nearly doubled the fiscal 2007 investment of ($0.8) million, further demonstrating IECs continued commitment to growth. Offsetting these uses of cash, IEC received $2.0 million in proceeds from the sale of equipment to our senior lender. Additionally, the acquired company provided beginning cash of $0.5 million.

Cash Flow provided by (used in) financing activities was a source of $4.4 million in fiscal 2008 versus a net usage of ($2.3) million in fiscal 2007. The variance year over year is attributable to the funding from our new credit facility to enable the acquisition and expansion experienced in fiscal 2008 versus the net pay-down of debt which occurred during fiscal 2007. At September 30, 2008 we had a $5.0 million balance under our revolving credit facility. The maximum borrowing limit under our revolving credit facility is limited to the lesser of (i) $9.0 million or (ii) an amount equal to the sum of 85% of the receivables borrowing base and 35% of the inventory borrowing base. On September 30, 2008, the remaining availability under the collateralized portion of our line of credit was $4.0 million. We believe that our liquidity is adequate to cover operating requirements for the next 12 months.

The Company entered into a $14.2 million senior secured loan agreement (Credit Agreement) and Sale Leaseback agreement with Manufacturers and Traders Trust Company (M&T Bank) on May 30, 2008. The following is a summary of the credit and sale leaseback agreements:

- A revolving credit facility up to $9.0 million, available for direct borrowings. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventory. The credit facility matures on May 30, 2013. Interest on the revolver is either prime or a stated rate over LIBOR, whichever is lower based on certain ratios. During the 4th quarter of fiscal 2008 we determined that the committed revolving credit facility with our senior lender would more accurately be classified as a long term debt.

- A $1.7 million term loan amortized equally over 60 months beginning July 2008. The Company's interest rate is fixed at 6.7%. As a result of strong cash flow for the period, IEC made an advance payment of $0.5 million toward the term loan principal, in addition to the regular monthly amortization.

- An available $1.5 million equipment line of credit which will be amortized equally over 60 months and mature on May 30, 2013. Interest on the equipment line is either prime or a stated rate over LIBOR, whichever is lower based on certain ratios at the time of borrowing.

- A $2.0 million Sale Leaseback of the Company's fixed assets amortized equally over 60 months beginning June 27, 2008.

- All loans and the Sale-Leaseback are secured by a security interest in the assets of IEC and its subsidiaries; a pledge of all the Company's equity interest in Val-U-Tech, a negative pledge on the Company's real property and a guaranty by Val-U-Tech.

In connection with the acquisition of Val-U-Tech and the payment of the purchase price to the sellers, a portion of the purchase price was paid in the form of promissory notes (the "Seller Notes") in the aggregate principal amount of $3.9 million with interest at the rate of 4% per annum.

The Company's financing agreements contain various affirmative and negative covenants concerning the ratio of "EBITDARS" (Earnings Before Interest, Taxes, Depreciation, Amortization, Rent Expense under the Sale Leaseback and Stock Option Expense) to total debt and to fixed charges. These are calculated on a twelve month rolling basis. The Company must also maintain a minimum EBITDARS level of $350,000 per individual quarter. The Company was compliant with these covenants as of September 30, 2008. The table below provides details on the Company's performance relative to each of the three covenants as of September 30, 2008:

| Covenant | Requirement | Actual Performance |
|---|---|---|
| • Minimum quarterly EBITDARS | $ ≥ 350,000 | $ 1,180,000 |
| • Fixed Charge Coverage | ≥ 1.1x | 4.1x |
| • Total Debt to EBITDARS | < 3.75x | 2.8x |

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, provisions for doubtful accounts, provisions for inventory obsolescence, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

From time to time we are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact our financial position or our results of operations.

Impact of Inflation

The impact of inflation, more particularly fuel prices, has been challenging on our operations. To date the impact has been minimal due to the fact that we have been able to adjust many of our bids to reflect most inflationary increases in costs; however it is not clear this will continue and in turn could affect our margins.

## RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4 Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements ("EITF 06-4"), which requires the Company to recognize a postretirement liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. EITF 06-4 is effective for financial statements issued for fiscal years beginning after December 15, 2007. As such, the Company is required to adopt these provisions beginning with the fiscal year ending September 30, 2009. The Company is currently evaluating the adoption of this pronouncement.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 but does not expect it to have a material effect on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 159 but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations". SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2010. The Company is currently evaluating the impact of SFAS 141(R) but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110"). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of "plain vanilla" options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. The Company is currently evaluating the impact of SAB 110 but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2010. The Company is currently evaluating the impact of SFAS 160 but does not expect it to have a material effect on its consolidated financial statements.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to our Revolving Credit borrowings under the Credit Agreement, due to the variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

## Market For Registrant's Common Equity, Related Stockholder Matters, And Issuer Purchases Of Equity Securities

(a) Market Information.

IEC's Common Stock is listed on The Over-the-Counter Bulletin Board ("OTCBB") under the symbol IECE.OB.

The following table sets forth, for the fiscal quarter indicated, the high and low closing prices for the Common Stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

| Quarter | High | Low |
|---|---|---|
| October 1, 2005 – December 30, 2005 | $ 0.74 | $ 0.41 |
| December 31, 2005 – March 31, 2006 | $ 0.93 | $ 0.55 |
| April 1, 2005- June 30, 2006 | $ 0.85 | $ 0.60 |
| July 1, 2006- September 30, 2006 | $ 1.15 | $ 0.77 |
| October 1, 2006 – December 29, 2006 | $ 1.75 | $ 1.09 |
| December 30, 2006 – March 30, 2007 | $ 1.66 | $ 1.41 |
| March 31, 2007 – June 29, 2007 | $ 1.98 | $ 1.48 |
| June 30, 2007 – September 30, 2007 | $ 2.05 | $ 1.75 |
| October 1, 2007 – December 28, 2007 | $ 2.50 | $ 1.60 |
| December 29, 2007 – March 28, 2008 | $ 1.90 | $ 1.60 |
| March 29, 2008 – June 27, 2008 | $ 2.20 | $ 1.50 |
| June 28, 2008 – September 30, 2008 | $ 2.20 | $ 1.76 |

The closing price of IEC's Common Stock on the OTCBB on November 6, 2008, was $1.70 per share.

(b) Holders.

As of November 6, 2008, there were approximately 165 holders of record of our Common Stock. Many shares are held in street name by brokers and other institutions, and we are unable to estimate the number of their beneficial stockholders.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2008.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans: | | | |
| approved by security holders | 1,412,537 | $ 0.97 | 582,118 |
| not approved by security holders | - | NA | - |
| Total | 1,412,537 | $ 0.97 | 582,118 |

Issuance of Unregistered Securities: Not Applicable

Repurchases of IEC Securities: We repurchased no shares during the last quarter of fiscal 2008.

## Corporate Performance Graph

The following graph and table show a comparison of cumulative total shareholder return for our common stock, the NASDAQ Market Index and a Peer Group Index for the year indicated as prescribed by SEC rules. For Fiscal 2008, we have constructed a new Peer Group Index consisting of companies that we feel are more representative of and more comparable to our size and market niche than those included in our Peer Group Index in previous years.

**COMPARISON OF CUMULATIVE TOTAL RETURN (1)**
**AMONG IEC ELECTRONICS CORP.,**
**NASDAQ MARKET INDEX AND PEER GROUP INDEX (2)**


200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
COMPANY
NASDAQ
PEER INDEX

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| **Company** | 100 | 64 | 67 | 99 | 182 | 170 |
| **NASDAQ** | 100 | 106 | 120 | 126 | 151 | 117 |
| **Peer Index** | 100 | 76 | 93 | 82 | 82 | 60 |

(1) Assumes $100 invested on September 30, 2003, in our common stock, the NASDAQ Market Index, and our constructed Peer Group Index.

(2) We constructed a Peer Group Index of companies comparable to IEC Electronics Corp. This Peer Group consists of Labarge Inc., Nortech Systems Inc., Sigmatron International Inc., SMTC Corp., Sparton Corporation, and Winland Electronics Inc.

*The information contained in the above performance graph and table shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filings.*

The following graph and table show a comparison of cumulative total shareholder return for our common stock, the NASDAQ Market Index and our former Peer Group Index for the year indicated as prescribed by SEC rules.

**COMPARISON OF CUMULATIVE TOTAL RETURN (1)**
**AMONG IEC ELECTRONICS CORP.,**
**NASDAQ MARKET INDEX AND PRIOR PEER GROUP INDEX (2)**


200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
COMPANY
NASDAQ
PEER INDEX

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| **Company** | 100 | 64 | 67 | 99 | 182 | 170 |
| **NASDAQ** | 100 | 106 | 120 | 126 | 151 | 117 |
| **Peer Index** | 100 | 90 | 95 | 92 | 96 | 64 |

(1) Assumes $100 invested on September 30, 2003, in our common stock, the NASDAQ Market Index, and our constructed Peer Group Index.

(2) We constructed a Peer Group consisting of Flextronics Corp., Sanmina-SCI Corporation, Plexus corp., and Benchmark Electronics, Inc.

*The information contained in the above performance graph and table shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filings.*

## CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006

(in thousands, except per share and share data)

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net sales | $ 51,092 | $ 40,914 | $ 22,620 |
| Cost of sales | 44,875 | 37,037 | 19,867 |
| Gross profit | 6,217 | 3,877 | 2,753 |
| Selling and administrative expenses | 3,825 | 2,892 | 2,155 |
| Operating income | 2,392 | 985 | 598 |
| Interest and financing expense | 452 | 440 | 378 |
| Other expense (footnote #9) | 306 | 42 | 5 |
| Net income before income taxes | 1,634 | 503 | 215 |
| (Benefit from) income taxes (footnote #3) | (8,843) | (372) | - |
| Net income | $ 10,477 | $ 875 | $ 215 |
| Net income per common and common equivalent share: | | | |
| Basic Income available to common shareholders | $ 1.22 | $ 0.11 | $ 0.03 |
| Diluted Income available to common shareholders | $ 1.12 | $ 0.10 | $ 0.03 |
| Weighted average number of common and common equivalent shares outstanding: | | | |
| Basic | 8,553,635 | 8,114,491 | 7,973,199 |
| Diluted | 9,337,097 | 8,895,819 | 8,275,961 |

The accompanying notes are an integral part of these financial statements.

## FIVE YEAR SUMMARY
(in thousands, except per share data)

| Years Ended September 30, | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| INCOME STATEMENT DATA | | | | | |
| Net sales | $ 51,092 | $ 40,914 | $ 22,620 | $ 19,066 | $ 27,701 |
| Gross profit (loss) | $ 6,217 | $ 3,877 | $ 2,753 | $ 2,630 | $ 1,987 |
| Operating income (loss) | $ 2,392 | $ 985 | $ 598 | $ 346 | $ (759) |
| Net income (loss) | $ 10,477 | $ 875 | $ 215 | $ 285 | $ (828) |
| Net income (loss) per common and common equivalent share: | | | | | |
| Basic | $ 1.22 | $ 0.11 | $ 0.03 | $ 0.03 | $ (0.10) |
| Diluted | $ 1.12 | $ 0.10 | $ 0.03 | $ 0.03 | $ (0.10) |
| Common and common equivalent shares | | | | | |
| Basic | 8,554 | 8,114 | 7,973 | 8,261 | 8,119 |
| Diluted | 9,337 | 8,896 | 8,276 | 8,571 | 8,119 |
| BALANCE SHEET DATA | | | | | |
| Working capital | $ 4,254 | $ 2,970 | $ 2,202 | $ 2,038 | $ 726 |
| Total assets | $ 33,520 | $ 11,845 | $ 11,718 | $ 5,538 | $ 8,530 |
| Long-term debt, including current maturities | $ 10,008 | $ 1,751 | $ 4,164 | $ 937 | $ 2,366 |
| Shareholders' equity | $ 15,976 | $ 4,163 | $ 3,092 | $ 3,020 | $ 2,616 |

Note: Comparability of 2008 to prior year data is affected by the 2008 acquisition of Val-U-Tech.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006**
(in thousands)

| | Comprehensive Income | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Treasury Stock | Total Shareholders Equity |
|---|---|---|---|---|---|---|
| BALANCE, September 30, 2005 | | $ 83 | $ 38,533 | $ (35,585) | $ (11) | $ 3,020 |
| Shares issued and expensed Under Directors and Employee Stock Plan | | $ 1 | $ 68 | - | - | $ 69 |
| Net Income | $ 215 | - | - | $ 215 | - | $ 215 |
| Purchase of Treasury Stock | | - | - | - | (212) | $ (212) |
| Comprehensive income | | | | | | $ 215 |
| BALANCE, September 30, 2006 | | $ 84 | $ 38,601 | $ (35,370) | $ (223) | $ 3,092 |
| Shares issued and expensed Under Directors and Employee Stock Plan | | $ 3 | $ 193 | - | - | $ 196 |
| Net Income | $ 875 | - | - | $ 875 | - | $ 875 |
| Comprehensive income | | | | | | $ 875 |
| BALANCE, September 30, 2007 | | $ 87 | $ 38,794 | $ (34,495) | $ (223) | $ 4,163 |
| Shares issued and expensed Under Directors and Employee Stock Plan | | $ 1 | $ 285 | - | - | $ 286 |
| Shares Issued for Val-U-Tech Acquisition | | $ 5 | $ 1,045 | - | - | $ 1,050 |
| Net Income | $ 10,477 | - | - | $ 10,477 | - | $ 10,477 |
| Comprehensive income | | | | | | $ 10,477 |
| BALANCE, September 30, 2008 | | $ 93 | $ 40,124 | $ (24,018) | $ (223) | $ 15,976 |

The accompanying notes are an integral part of these financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 10,477 | $ 875 | $ 215 |
| *Non-cash adjustments:* | | | |
| Compensation Expense - Stock Options | 195 | 80 | 27 |
| Depreciation and amortization | 378 | 410 | 676 |
| (Gain) loss on sale of fixed assets | 1 | 17 | 5 |
| Issuance of directors fees in stock | 35 | 41 | 27 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (2,497) | (1,244) | (2,597) |
| Inventories | (595) | 1,788 | (4,484) |
| Deferred income taxes | (9,014) | (390) | - |
| Other assets | (23) | 62 | 155 |
| Accounts payable | 761 | 1,084 | 2,935 |
| Accrued expenses | 333 | 385 | (54) |
| Net cash flows from operating activities | 51 | 3,108 | (3,095) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from sale of property | 2,002 | 17 | 11 |
| Cash Paid for Acquisition of Subsidiary | (5,500) | - | - |
| Cash Received upon Acquisition of Subsidiary | 544 | - | - |
| Purchases of property, plant and equipment | (1,434) | (787) | (407) |
| Capitalized acquisition costs paid | (54) | - | - |
| Net cash flows from investing activities | (4,442) | (770) | (396) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net Borrowings (Repayments) on Revolver | 3,964 | (2,558) | 3,573 |
| Repayments on Term Debt | (1,501) | (305) | (346) |
| Borrowings from Term Debt | 1,903 | 450 | - |
| Purchase of Treasury Stock | - | - | (212) |
| Proceeds from exercise of stock options | 89 | 75 | 15 |
| Capitalized financing costs | (64) | - | - |
| Net cash flows from financing activities | 4,391 | (2,338) | 3,030 |
| *Change in cash and cash equivalents* | - | - | (461) |
| Cash and cash equivalents, beginning of year | - | - | 461 |
| Cash and cash equivalents, end of year | $ - | $ - | $ - |
| SUPPLEMENTAL DISCLOSURES: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 452 | $ 427 | $ 340 |
| Income taxes, net of refunds received | 3 | 3 | - |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: | | | |
| Val-U-Tech Assets and Liabilities acquired (footnote #3): | | | |
| Net Accounts Receivable | $ 1,663 | $ - | $ - |
| Net Inventories | 1,645 | - | - |
| Net Fixed Assets | 175 | - | - |
| Deferred Tax Assets | 6,981 | - | - |
| Accounts Payable | 428 | - | - |
| Accrued Expenses | 83 | - | - |

The accompanying notes are an integral part of these financial statements.

**BALANCE SHEETS**

**SEPTEMBER 30, 2007 AND 2006 (in thousands)**

| ASSETS: | | 2008 | | 2007 |
|---|---|---|---|---|
| CURRENT ASSETS: | | | | |
| Cash | $ | - | $ | - |
| Accounts receivable (net of allowance for doubtful accounts of $145 and $100 respectively) | | 10,345 | | 6,185 |
| Inventories | | 5,566 | | 3,326 |
| Deferred income taxes | | 1,908 | | 640 |
| Other current assets | | 61 | | 75 |
| Total Current Assets | | 17,880 | | 10,226 |
| FIXED ASSETS: | | | | |
| Land and land improvements | | 742 | | 704 |
| Building and improvements | | 4,368 | | 4,134 |
| Machinery and equipment | | 8,567 | | 22,626 |
| Furniture and fixtures | | 4,083 | | 4,262 |
| Sub-Total Gross Property | | 17,760 | | 31,726 |
| Less Accumulated Depreciation | | (16,907) | | (30,123) |
| Net Fixed Assets | | 853 | | 1,603 |
| NON-CURRENT ASSETS: | | | | |
| Deferred income taxes | | 14,727 | | - |
| Other Non Current Assets | | 60 | | 16 |
| Total Non-Current Assets | | 14,787 | | 16 |
| Total Assets | $ | 33,520 | $ | 11,845 |
| LIABILITIES AND SHAREHOLDERS EQUITY: | | | | |
| CURRENT LIABILITIES: | | | | |
| Short term borrowings | $ | 1,098 | $ | 1,325 |
| Accounts payable | | 6,125 | | 4,937 |
| Accrued payroll and related expenses | | 808 | | 628 |
| Other accrued expenses | | 603 | | 366 |
| Total current liabilities | | 8,634 | | 7,256 |
| Long term debt | | 8,910 | | 426 |
| Total Liabilities | | 17,544 | | 7,682 |
| SHAREHOLDERS' EQUITY: | | | | |
| Preferred stock, $.01 par value, Authorized – 500,000 shares; Issued and outstanding – none | | | | |
| Common stock, $.01 par value, Authorized - 50,000,000 shares; Issued - 9,326,582 and 8,670,030 shares | | 93 | | 87 |
| Treasury Shares at Cost 412,873 and 412,873 shares | | (223) | | (223) |
| Additional paid-in capital | | 40,124 | | 38,794 |
| Accumulated deficit | | (24,018) | | (34,495) |
| Total shareholders' equity | | 15,976 | | 4,163 |
| Total liabilities and shareholders' equity | $ | 33,520 | $ | 11,845 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# SEPTEMBER 30, 2008, 2007 AND 2006

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. is a premier provider of electronic manufacturing services to advanced technology companies. We specialize in the custom manufacture of high reliability, complex circuit cards, system level assemblies and a wide array of custom cable/wire harness assemblies. We excel where quality is paramount and where low to medium volume, high mix production is the norm. We utilize state-of-the art, automated manufacturing and reliability testing equipment and have created a "high intensity response culture" to react to our customer's ever-changing needs. As a true extension of our customer's operation, we have applied industry leading Six Sigma and Lean Manufacturing principles to eliminate waste and lower our customer's total cost of ownership. While many EMS services are viewed as a commodity, we have truly set ourselves apart through an uncommon mix of unique features including:

- A world class Technology Center that combines a dedicated prototype manufacturing center with an on-site Materials Analysis Lab for the seamless introduction of complex electronics
- A sophisticated Lean/Sigma continuous improvement program supported by four certified Six Sigma Blackbelts delivering best-in-class results
- Industry-leading Web Portal providing real-time access to a wide array of critical customer data
- In-house custom functional test development to support complex system-level assembly, test, troubleshoot and end-order fulfillment

Cash and Cash Equivalents

The Company's cash received is applied against its revolving line of credit on a daily basis reducing interest expense. Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectable trade accounts receivable based on the age of outstanding invoices and management's evaluation of collectability of outstanding balances.

Inventory Valuation

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The Company regularly assesses slow-moving, excess and obsolete inventory and maintains a balance sheet reserve against these risks.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was $0.4 million, $0.4 million, and $0.7 million for the years ended September 30, 2008, 2007 and 2006, respectively.

The principal depreciation and amortization lives used are as follows:

| Description | Estimated Useful Lives |
|---|---|
| Land improvements | 10 years |
| Buildings and improvements | 5 to 40 years |
| Machinery and equipment | 3 to 5 years |
| Furniture and fixtures | 3 to 7 years |

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value. The fair value of the Company's debt is estimated based upon similar market rate debt issues.

Revenue Recognition

The Company's net revenue is derived from the sale of electronic products built to customer specifications. The Company also derives revenue from design services and repair work. Revenue from sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recovery is reasonable assured. Service related revenues are recognized upon completion of the services. The Company assumes no significant obligations after product shipment.

Stock Based Compensation

The Company accounts for stock based compensation under SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense for all stock-based compensation awards granted on or after October 1, 2005 is based on the grant-date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs ratably over the requisite service period of the award. SFAS No. 123(R) also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adoption of SFAS No. 123(R) ("APIC pool"). In November 2005, the FASB issued Staff Position ("FSP") No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides entities an elective alternative simplified method for computing their APIC pool upon adoption of SFAS No. 123(R). The Company has evaluated its APIC pool and has determined that it was immaterial as of October 1, 2005. SFAS No.123(R) also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. Prior to the adoption of SFAS No.123(R), the Company accounted for stock-based compensation cost using the intrinsic value method of accounting prescribed by APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. See Note #6 for additional information on stock-based compensation.

Income Tax/Deferred Tax Policy

We account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes ("SFAS 109"), which require recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differing treatment of items for financial reporting and income tax reporting purposes. The deferred tax balances are adjusted to reflect tax rates by tax jurisdiction, based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. We have provided deferred income tax benefits on net operating loss carry-forwards to the extent we believe we will be able to utilize them in future tax filings.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share are calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly owned subsidiary, Val-U-Tech, from May 31, 2008. All significant inter-company transactions and accounts have been eliminated.

*RECENTLY ISSUED ACCOUNTING STANDARDS*

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4 Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements ("EITF 06-4"), which requires the Company to recognize a postretirement liability for the discounted future benefit obligation that the Company will have to pay upon the death of the underlying insured employee. EITF 06-4 is effective for financial statements issued for fiscal years beginning after December 15, 2007. As such, the Company is required to adopt these provisions beginning with the fiscal year ending September 30, 2009. The Company is currently evaluating the adoption of this pronouncement.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 but does not expect it to have a material effect on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 159 but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations". SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2010. The Company is currently evaluating the impact of SFAS 141(R) but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110"). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of "plain vanilla" options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. The Company is currently evaluating the impact of SAB 110 but does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2010. The Company is currently evaluating the impact of SFAS 160 but does not expect it to have a material effect on its consolidated financial statements.

2. INVENTORIES

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Raw Materials | $ 3,111 | $ 1,811 |
| Work-in-process | 1,743 | 1,427 |
| Finished goods | 712 | 88 |
| | $ 5,566 | $ 3,326 |

3. ACQUISITION

On May 30, 2008, the Company acquired all the stock of Val-U-Tech Corp. ("Val-U-Tech") The acquired business enables IEC to enter the wire and cable harness interconnect business. The acquisition substantially enhances the Company's sales mix. Val-U-Tech's interconnect expertise, supported by a solid management team, supplements the Company's core market sectors in Military/Aerospace and Industrial marketplace.

The Val-U-Tech operation manufactures printed circuit assemblies and cable harnesses for customers in the Military, Industrial and Medical markets. The Company believes there will be continued growth in these markets along with the ability to support IEC's customer base.

The purchase price for the Val-U-Tech acquisition was $10.4 million, which includes a post closing working capital adjustment of approximately $.4 million, funded by senior bank debt, seller notes, sales leaseback of some of IEC's fixed assets, and the issuance of 500,000 shares of common stock to the sellers. In addition, the Company assumed liabilities of approximately $.5 million, primarily trade accounts payable. The purchase price may be increased or decreased depending upon the gross revenues of Val-U-Tech for its calendar year ending December 31, 2008 and depending upon the sales by Val-U-Tech to its largest customer in calendar year 2009. In addition, the Seller Notes are subject to a final working capital reconciliation.

Under the purchase method of accounting, the initial purchase price was allocated to Val-U-Tech's net tangible and intangible assets based upon their estimated fair values as of the date of the acquisition. The purchase price allocation as of May 30, 2008 is as follows:

| (Dollars in thousands) | | At May 30, 2008 |
|---|---|---|
| Current Assets | $ | 3,851 |
| Property and Equipment | | 175 |
| Deferred Tax Asset | | 6,981 |
| Total assets acquired | | 11,007 |
| Current Liabilities | $ | 511 |
| Net assets acquired | $ | 10,496 |
| Cash paid to Sellers | $ | 5,500 |
| Stock Issued to sellers [500,000 @ $2.10] | | 1,050 |
| Seller Notes | | 3,892 |
| Capitalized acquisition costs | | 54 |
| Net assets acquired | $ | 10,496 |

The following table represents IEC's unaudited proforma consolidated results of operations for fiscal 2008 and 2007 as if the acquisition of Val-U-Tech had occurred at the beginning of the fiscal year. Such results have been prepared by adjusting the historical IEC results to include Val-U-Tech results of operations and incremental interest and other expenses related to the acquisition debt. The proforma results do not include any cost savings or additional sales that may result from the combination of IEC and Val-U-Tech operations. The proforma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

(Dollars in thousands, except per-share amounts)

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | September 30, 2008 | | September 30, 2007 | |
| Net Sales | $ | 60,561 | $ | 51,937 |
| Net Earnings Before Tax | | 2,455 | | 1,531 |
| Net Earnings, inclusive of Deferred tax benefit | $ | 11,298 | $ | 1,903 |
| Basic earnings per share | $ | 1.28 | $ | 0.22 |
| Diluted earnings per share | $ | 1.18 | $ | 0.20 |

Weighted average number of common and common equivalent shares outstanding (in thousands):

| | | |
|---|---|---|
| Basic | 8,822 * | 8,614 * |
| Diluted | 9,579 * | 9,396 * |

* includes 500 incremental shares of common stock provided to sellers

Effective October 1, 2008, the Val-U-Tech subsidiary's fiscal year will be the twelve month period beginning on October 1 and ending on September 30, consistent with IEC.

4. CREDIT FACILITIES:

Debt consists of the following at September 30 (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Short Term Borrowings | $ 1,098 | $ 1,325 |
| Long Term Debt | 8,910 | 426 |
| | $ 10,008 | $ 1,751 |

The Company entered into a $14.2 million new senior secured loan agreement (Credit Agreement) and Sale Leaseback agreement with Manufacturers and Traders Trust Company (M&T Bank) on May 30, 2008. The following is a summary of the credit and sale leaseback agreements:

- A revolving credit facility up to $9.0 million, available for direct borrowings. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventory. As of September 30, 2008, outstanding loans under the revolving credit facility were $5.0 million. The credit facility matures on May 30, 2013. Interest on the revolver is either prime or a stated rate over LIBOR, whichever is lower based on certain ratios. On September 30, 2008 the interest rate on our revolving line balance was 5.0%. During the 4th quarter of fiscal 2008 we determined that the committed revolving credit facility with our senior lender would more accurately be classified as a long term debt.

- A $1.7 million term loan amortized equally over 60 months beginning July 2008. IEC's interest rate is fixed at 6.7%. The outstanding balance at September 30, 2008 was $1.1 million. At September 30, 2007, the balance of our outstanding term loans with our previous senior lender was $0.7 million.

- An available but currently unused $1.5 million equipment line of credit. The capital credit facility is amortized equally over 60 months and matures on May 30, 2013. Interest on the equipment line is either prime or a stated rate over LIBOR, whichever is lower based on certain ratios at the time of borrowing. As of September 30, 2008 there were no borrowings against this line.

- A $2.0 million Sale Leaseback of the Company's fixed assets amortized equally over 60 months beginning June 27, 2008. Annual payments are fixed and are $388,800 per year with a total for the five years of $1.9 million. Assets sold had a cost of $15.6 million inclusive of $1.2 million of assets purchased during the nine months ended June 27, 2008, and an accumulated depreciation of $13.6 million. A minimal loss will be amortized over the five year period of the lease. At September 30, 2008 our remaining unpaid balance for the lease was $1.8 million.

- All loans and the Sale-Leaseback are secured by a security interest in the assets of the Company and Val-U-Tech; a pledge of all the Company's equity interest in Val-U-Tech, a negative pledge on the Company's real property and a guaranty by Val-U-Tech.

In connection with the acquisition of Val-U-Tech and the payment of the purchase price to the sellers (see Note #3), a portion of the purchase price was paid in the form of promissory notes (the "Seller Notes") in the aggregate principal amount of $3.8 million with interest at the rate of 4% per annum. Payments of principal and interest will be made in 20 equal quarterly installments of approximately $211,000 beginning September 1, 2008. The Seller Notes are subject to a final reconciliation, and may be increased or decreased depending upon the gross revenues of Val-U-Tech for its calendar year ending December 31, 2008 and depending upon the sales by Val-U-Tech to its largest customer in calendar year 2009. Each Seller Note is subordinated to the indebtedness of the Company under the Credit Agreement. In addition, the Seller Notes are subject to a final reconciliation of working capital.

The Company's financing agreements contain various affirmative and negative covenants concerning the ratio of "EBITDARS" (Earnings Before Interest, Taxes, Depreciation, Amortization, Rent Expense under the Sale Leaseback and Stock Option Expense) to total debt and to fixed charges. These are calculated on a twelve month rolling basis. The Company must also maintain a minimum EBITDARS level of $350,000 per individual quarter. The Company was compliant with these covenants as of September 30, 2008. The table below provides details on the Company's performance relative to each of the three covenants as of September 30, 2008:

| | Covenant | Requirement | Actual Performance |
|---|---|---|---|
| ▪ | Minimum quarterly EBITDARS | ≥ $ 350,000 | $ 1,180,000 |
| ▪ | Fixed Charge Coverage | ≥ 1.1x | 4.1x |
| ▪ | Total Debt to EBITDARS | < 3.75x | 2.8x |

At the closing of the New Credit Agreement a portion of the proceeds from the Revolving Credit and the Term Loan repaid all of the Company's obligations to our prior senior lender.

On April 3, 2008, the Company received an energy loan ("NYSERDA Loan") from M&T Bank in the principal amount of $203,306. The NYSERDA Loan is a low interest loan, subsidized by New York State, to facilitate energy conservation projects. The NYSERDA Loan is for a term of 5 years and has an effective interest rate of 2.08%. The maturity date is May 1, 2013. As amended, the NYSERDA Loan is subject to the same financial covenants as those contained in the Credit Agreement.

Annual maturities of debt (in thousands) for the five years following September 30, 2008 are:

| Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|
| $ 1,098 | $ 1,135 | $ 1,166 | $ 953 | $ 5,656 * |

*includes revolver of $4,992

5. INCOME TAXES:

The provision for (benefit from) income taxes in fiscal 2008, 2007 and 2006 is summarized as follows (in thousands):

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current | | | |
| Federal | $ 38 | $ 15 | $ - |
| State/Other | 2 | 3 | - |
| Deferred Tax Expense (Benefit) | | | |
| Federal | (8,617) | (370) | - |
| State/Other | (266) | ( 20) | - |
| Provision for (Benefit from) Income taxes, net | $ (8,843) | (372) | - |

The components of the deferred tax asset at September 30, 2008 are as follows (in thousands):

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net operating loss and AMT credit carryovers | $ 15,598 | $ 15,848 | $ 15,874 |
| Accelerated depreciation | 596 | 500 | 495 |
| New York State investment tax credits | 3,312 | 3,276 | 3,254 |
| Inventories | 140 | 95 | 188 |
| Other | 301 | 327 | 385 |
| | 19,947 | 20,046 | 20,196 |
| Remaining Valuation allowance | (3,312) | (19,406) | (19,946) |
| | $ 16,635* | $ 640 | $ 250 |

* includes deferred tax assets acquired in Val-U-Tech acquisition

The Company has a net operating loss carryforward of $43.9 million (expiring in years through 2024). The Company has available approximately $5.0 million in New York State investment tax credits (expiring in years through 2017). FAS 109 requires the company to establish an asset on the balance sheet to reflect the future value associated with the ability to utilize these losses and credits against future income tax obligations. During 2001 there was substantial doubt as to the company's viability as a going concern. The company was not certain about its ability to utilize its net operating losses and investment tax credits, so a full valuation allowance was established against the deferred tax asset.

Since 2005 IEC has been aggressively working to rebuild its business and increase its level of earnings. Management is increasingly confident about its prospects for future growth and profit. The outlook for future profitability through the life of the NOL has been used as a basis for reversing the majority of the valuation allowance against the deferred tax asset. A valuation allowance of $3.3 million against deferred tax assets was kept due to the Company's probable inability to realize the tax benefits from New York State investment tax credits. These credits fully expire in 2017 and cannot be used until the Company exhausts all of its NY State net operating loss carry forwards for state taxes. Due to a low state tax rate, it is unlikely that the Company will use 100% of its state net operating losses before 2017. Going forward, management will continue to consider what portion of the deferred tax asset is more than likely than not to be realized, and the valuation allowance will be adjusted accordingly.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2008, 2007 and 2006 are summarized as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Federal Tax at statutory rates | 34.0% | 34.0% | 34.0% |
| State tax, net of Federal Benefit | 1.0 | 5.0 | 5.0 |
| Carryforwards | - | - | - |
| Valuation Allowance | (576.2) | (39.0) | (39.0) |
| | (541.2)% | -% | -% |

6. Stock Based Compensation

a.)Stock Option Plan

In February 2002, the Company's stockholders approved IEC's 2001 Stock Option and Incentive Plan (the "2001 Plan"), which superseded a similar plan that was adopted in 1993 (the "1993 SOP"). As amended from time to time, the number of shares of common stock authorized for issuance under the 2001 Plan is 3,100,000 shares. Pursuant to the 2001 Plan, officers, key employees, directors and other key individuals may be granted various types of equity awards, including stock options, restricted stock and other stock awards. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. In conjunction with the approval of the 2001 Plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 Plan generally terminate seven years from date of grant. As of September 30, 2008, there were 582,918 shares remaining available for issuance under the 2001 Plan.

Generally, incentive stock options granted during the period between July 1995 through September 2007 vest in annual increments of 25 percent. Starting with fiscal 2007, some incentive stock options were granted that vest 50% after three years from the date of grant, and 50% after four years from the date of grant. In fiscal 2005, the Board of Directors granted certain incentive stock options that vest on the attainment of certain performance goals rather than on the basis of time. Nonqualified stock options granted to directors during fiscal years 1999 to 2007 vest in increments of 33 1/3 percent six months, one year, and two years from the date of grant.

During 2008, 2007, and 2006 the Company issued 201,500, 141,250, and 27,500 options, respectively. The fair value of each option issued during these periods was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Risk free interest rate | 2.7% | 4.8% | 4.4% |
| Expected term | 4.7 years | 5 years | 4 years |
| Volatility | 50% | 52% | 72% |
| Expected annual dividends | none | none | none |

The weighted average fair value of options granted during 2008 was $0.81 with an aggregate value of $163,410. The weighted average fair value of options granted during 2007 was $0.81 with an aggregate total value of $113,980. The weighted average fair value of options granted during 2006 was $0.27 with an aggregate total value of $7,000. There were no dividends.

The Company's expensing of stock-based compensation decreased both our basic and diluted net income per share by less than $0.01 for the fiscal years ended September 30, 2007 and September 30, 2008.

Changes in the status of options under the Stock Option Plan at September 30, are summarized as follows:

| September 30, | Shares Under Option | Weighted Average Exercise Price | Available for Grant | Exercisable |
|---|---|---|---|---|
| **2005 (fiscal year end)** | 1,626,129 | | 464,497 | 789,159 |
| Options granted | 27,500 | 0.63 | | |
| Options exercised | (77,280) | 0.23 | | |
| Options forfeited | (116,890) | 2.06 | | |
| **2006 (fiscal year end)** | 1,459,459 | | 363,440 | 700,580 |
| Options granted | 141,250 | 1.68 | | |
| Options exercised | (239,007) | 0.32 | | |
| Options forfeited | (13,625) | 1.79 | | |
| **2007 (fiscal year end)** | 1,348,077 | | 203,930 | 704,447 |
| Options granted | 201,500 | 1.80 | | |
| Options exercised | (111,720) | 0.80 | | |
| Options forfeited | (25,320) | 0.73 | | |
| 2008 (fiscal year end) | 1,412,537 | | 582,118 | 587,549 |

The following table summarizes stock options outstanding as of September 30, 2008:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at September 30, 2008 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable at September 30, 2008 | Weighted Average Exercise Price |
| $ 0.09 - $ 0.21 | 10,000 | 1.46 | $ 0.21 | 10,000 | $ 0.21 |
| $ 0.40 - $ 0.73 | 621,787 | 2.67 | $ 0.54 | 205,549 | $ 0.54 |
| $ 0.95 - $ 1.29 | 434,000 | 1.27 | $ 0.99 | 319,000 | $ 1.00 |
| $ 1.43 - $ 2.19 | 346,750 | 5.46 | $ 1.76 | 53,000 | $ 1.57 |
| | 1,412,537 | | | 587,549 | |

b.) Restricted Stock Awards - The Company granted 27,000 shares of restricted stock with an actual expense of $14,175 during fiscal 2008. The awards, which were made to Jeffrey Schlarbaum and Donald Doody, prohibit selling the shares for two years and are forfeited if the executives leave before the vesting date.

8. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS:

Financial instruments, which potentially subject the Company to concentrations of a significant credit risk, consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers. Five customers accounted for 62%, 61% and 66% of our revenue during fiscal 2008, 2007 and 2006 respectively. For fiscal 2008 and 2007, no single customer exceeded 25% of total Company sales revenue. For fiscal 2006, one customer exceeded 25% of total Company sales revenue.

At September 30, 2008, amounts due from two customers represented 24 and 14 percent of trade accounts receivable. At September 30, 2007, amounts due from two customers represented 28 and 19 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

9. LITIGATION:

There are no material legal proceedings pending to which IEC property is subject. To our knowledge, there are no material legal proceedings to which any director, officer or affiliate of IEC, or any beneficiary owner of more than five percent (5%) of Common Stock, or any associate of any of the foregoing, is a party adverse to IEC.

Without the admission by any party of any acts of wrongdoing of any kind, all the parties entered into a Release and Settlement Agreement, dated June 25, 2008, (the "Agreement"), which settled all the issues and disputes raised in the action commenced on August 13, 2003 by General Electric Company ("GE") in the State of Connecticut against IEC, Vishay Intertechnology, Inc., and Vishay Dale Electronics, Inc. (collectively "Vishay"). Pursuant to the terms of the Agreement, Vishay has paid GE the sum of $350,000 and IEC has paid GE the sum of $100,000 and has agreed to pay GE an additional sum of $100,000 on or before June 25, 2009, free of interest. The entire $200,000 was expensed in fiscal 2008 during the quarter ended 6/27/08.

10. COMMITMENTS AND CONTINGENCIES:

a.)Equipment leases - As of September 30, 2008, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain renewal options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $166,000, $5,000, $8,000 for fiscal 2008, 2007 and 2006, respectively. The increase in 2008 is mainly attributable to the equipment sale and lease-back transaction with M&T. Annual minimum lease obligations for manufacturing and office equipment are approximated as follows:

| Year | | Amount |
|---|---|---|
| 2009 | $ | 451,664 |
| 2010 | | 451,664 |
| 2011 | | 451,664 |
| 2012 | | 451,664 |
| 2013 | | 451,664 |
| Total minimum lease payments | $ | 2,258,320 |

b.)Val-U-Tech lease - The Company leases the buildings occupied by Val-U-Tech. The building is leased under a non-cancelable operating lease which expires in December 2012. Annual minimum lease obligations on the building are approximated as follows:

| Year | | Amount |
|---|---|---|
| 2009 | $ | 176,857 |
| 2010 | | 176,857 |
| 2011 | | 187,150 |
| 2012 | | 187,150 |
| Total minimum lease payments | $ | 728,014 |

11. RETIREMENT PLAN:

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. The plan allows the Company to make discretionary contributions as determined by the Board of Directors. There were no discretionary contributions for fiscal 2008, 2007, or 2006.

12. SUBSEQUENT EVENTS:

There have been no material subsequent events.

[Intentionally left blank]

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 • 585.295.2150 (fax)
1870 Winton Road South • Rochester, NY 14618 • www.rotenbergllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders
IEC Electronics Corp. and Subsidiaries
Newark, New York

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. and Subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of operations, comprehensive income and shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2008. The company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. and Subsidiaries as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Rotenberg & Co., LLP

Rochester, New York
November 13, 2008

## BOARD OF DIRECTORS

**W. Barry Gilbert**
Chairman of the Board and Chief Executive Officer of the Company

**Eben S. Moulton**
President
Seacoast Capital Corporation

**James C. Rowe**
President
Rowe and Company LLC

**Carl E. Sassano**
Chairman of the Board
Transcat, Inc.

**Justin L. Vigdor**
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

**Jerold L. Zimmerman**
Chaired Professor
William E. Simon Graduate School of Business Administration
University of Rochester

## OFFICERS

**W. Barry Gilbert**
Chairman of the Board and Chief Executive Officer

**Jeffrey T. Schlarbaum**
Executive Vice President and President of IEC Contract Manufacturing

**Michael R. Schlehr**
Vice President and Chief Financial Officer

**Donald S. Doody**
Senior Vice President of Operations

**Martin S. Weingarten**
Corporate Secretary

**Cautionary Statement/10-K Reports**

In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Michael R. Schlehr, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

## INVESTOR INFORMATION

**Annual Meeting**
9:00 a.m., Wednesday, February 4, 2009 at IEC, 105 Norton Street, Newark, NY 14513

**Change of Address, Lost Certificates and Ownership Transfers**
Registrar and Transfer Company
Shareholder Relations
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948
www.rtco.com

**Stock Market**
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

**Independent Accountants**
Rotenberg & Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

**Legal Counsel**
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

**Investor Relations**
John Nesbett
Institutional Marketing Services
51 Locust Avenue
Suite 204
New Canaan, CT 06840

IEC electronics

Absolutely, Positively, Perfect and On-Time(sm)

105 Norton Street • PO Box 271 • Newark, NY 14513

www.iec-electronics.com


END